Condensed Interim Consolidated Financial Statements
(unaudited)

Oncolytics Biotech® Inc.
For the three and six months ended June 30, 2024

ONCOLYTICS BIOTECH INC.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(unaudited)
(in thousands of Canadian dollars, except share amounts)

As at	June 30, 2024	December 31, 2023
Assets
Current assets
Cash and cash equivalents (note 4)	$24,850	$34,912
Other receivables (note 4)	1,571	15
Prepaid expenses	3,364	3,246
Warrant derivative (note 6)	848	—
Total current assets	30,633	38,173
Property and equipment	430	282
Right-of-use assets (note 5)	1,006	365
Total assets	$32,069	$38,820
Liabilities and Shareholders' Equity
Current liabilities
Accounts payable and accrued liabilities (note 4)	$4,653	$3,572
Other liabilities (note 4)	1,259	332
Lease liabilities (note 5)	225	133
Warrant derivative (note 6)	—	200
Total current liabilities	6,137	4,237
Contract liability	6,730	6,730
Lease liabilities (note 5)	891	290
Total liabilities	13,758	11,257
Commitments and contingencies (note 10)
Shareholders' equity
Share capital (note 7) Authorized: unlimited Issued: June 30, 2024 – 76,857,199 December 31, 2023 – 74,423,960	434,547	430,906
Contributed surplus (note 8)	43,195	42,116
Accumulated other comprehensive income	722	544
Accumulated deficit	(460,153)	(446,003)
Total shareholders' equity	18,311	27,563
Total liabilities and shareholders' equity	$32,069	$38,820
See accompanying notes

ONCOLYTICS BIOTECH INC.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF LOSS AND COMPREHENSIVE LOSS
(unaudited)
(in thousands of Canadian dollars, except share amounts)

	Three Months Ended June 30,		Six Months Ended June 30,
	2024	2023	2024	2023
Expenses
Research and development (note 14)	$4,558	$3,701	$10,301	$7,240
General and administrative (note 14)	3,362	3,459	6,345	6,654
Loss before the following	(7,920)	(7,160)	(16,646)	(13,894)
Change in fair value of warrant derivative (note 6)	235	(107)	1,104	(76)
Foreign exchange gain (loss)	184	(394)	701	(393)
Interest income, net	340	267	786	532
Loss before income taxes	(7,161)	(7,394)	(14,055)	(13,831)
Income tax expense	(95)	(47)	(95)	(47)
Net loss	(7,256)	(7,441)	(14,150)	(13,878)
Other comprehensive income (loss) items that may be reclassified to net loss
Translation adjustment	52	(105)	178	(108)
Net comprehensive loss	$(7,204)	$(7,546)	$(13,972)	$(13,986)

Basic and diluted loss per common share (note 9)	$(0.10)	$(0.12)	$(0.19)	$(0.22)
Weighted average number of shares (basic and diluted) (note 9)	76,090,406	64,467,908	75,667,521	63,412,091
    See accompanying notes

ONCOLYTICS BIOTECH INC.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(unaudited)
(in thousands of Canadian dollars)

	Share Capital	Contributed Surplus	Accumulated Other Comprehensive Income	Accumulated Deficit	Total
As at December 31, 2022	$404,040	$40,051	$662	$(418,251)	$26,502
Net loss and other comprehensive loss	—	—	(108)	(13,878)	(13,986)
Issued pursuant to stock option plan (notes 7, 8)	563	(220)	—	—	343
Issued pursuant to "At the Market" Agreement (note 7)	9,128	—	—	—	9,128
Share issue costs (note 7)	(307)	—	—	—	(307)
Share-based compensation expense (note 8)	—	559	—	—	559
As at June 30, 2023	$413,424	$40,390	$554	$(432,129)	$22,239

As at December 31, 2023	$430,906	$42,116	$544	$(446,003)	$27,563
Net loss and other comprehensive income	—	—	178	(14,150)	(13,972)
Issued pursuant to incentive share award plan (notes 7, 8)	3	(3)	—	—	—
Issued pursuant to "At the Market" Agreement (note 7)	3,840	—	—	—	3,840
Share issue costs (note 7)	(202)	—	—	—	(202)
Share-based compensation expense (note 8)	—	1,082	—	—	1,082
As at June 30, 2024	$434,547	$43,195	$722	$(460,153)	$18,311
See accompanying notes

ONCOLYTICS BIOTECH INC.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
(unaudited)
(in thousands of Canadian dollars)

	Six Months Ended June 30,
	2024	2023
Operating Activities
Net loss for the period	$(14,150)	$(13,878)
Depreciation - property and equipment (note 14)	56	42
Depreciation - right-of-use-assets (note 14)	165	151
Share-based compensation expense (notes 8, 14, 15)	1,082	559
Interest expense (income), net	57	(21)
Unrealized foreign exchange (gain) loss	(576)	213
Change in fair value of warrant derivative (note 6)	(1,104)	76
Net change in non-cash working capital (note 13)	182	(3,436)
Cash used in operating activities	(14,288)	(16,294)
Investing Activities
Acquisition of property and equipment	(201)	(5)
Maturities of marketable securities	—	13,464
Cash (used in) provided by investing activities	(201)	13,459
Financing Activities
Proceeds from exercise of stock options (note 8)	—	343
Proceeds from "At the Market" equity distribution agreement, net (note 7)	3,638	8,821
Payment of lease liabilities	(168)	(201)
Cash provided by financing activities	3,470	8,963
(Decrease) increase in cash and cash equivalents	(11,019)	6,128
Cash and cash equivalents, beginning of period	34,912	11,666
Impact of foreign exchange on cash and cash equivalents	957	(274)
Cash and cash equivalents, end of period	$24,850	$17,520
See accompanying notes

ONCOLYTICS BIOTECH INC.
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
For the three and six months ended June 30, 2024
(in thousands of Canadian dollars, except share amounts and where indicated)

Note 1: Nature of Operations
Oncolytics Biotech Inc. was incorporated on April 2, 1998, under the Business Corporations Act (Alberta) as 779738 Alberta Ltd. On April 8, 1998, we changed our name to Oncolytics Biotech Inc. We are a limited company incorporated and domiciled in Canada. Our shares are publicly traded on the Nasdaq Capital Market and the Toronto Stock Exchange. Our principal place of business is located at 804, 322 11th Avenue S.W., Calgary, Alberta, Canada.
We are a clinical-stage biopharmaceutical company developing pelareorep, a safe and well-tolerated intravenously delivered immunotherapeutic agent that activates the innate and adaptive immune systems and weakens tumor defense mechanisms. This improves the ability of the immune system to fight cancer, making tumors more susceptible to a broad range of oncology treatments. Our primary focus is to advance our programs in hormone receptor-positive / human epidermal growth factor 2-negative (HR+/HER2-) metastatic breast cancer and metastatic pancreatic ductal adenocarcinoma to registration-enabling clinical studies. In addition, we are exploring opportunities for registrational programs in other gastrointestinal cancers through our GOBLET platform study.
We have not been profitable since our inception and expect to continue to incur substantial losses as we continue our research and development efforts. As at June 30, 2024, we had an accumulated deficit of $460,153. We do not expect to generate significant revenues until and unless pelareorep becomes commercially viable. To date, we have funded our operations mainly through issuing additional capital via public offerings, equity distribution arrangements, and the exercise of warrants and stock options. Management has applied significant judgment in the assessment of our ability to continue as a going concern when preparing our condensed interim consolidated financial statements. As at June 30, 2024, we had cash and cash equivalents of $24,850. We plan to fund our operations for at least the next twelve months from the balance sheet date with the cash and cash equivalents on hand, maintain an ATM equity distribution agreement, and explore potential collaborations and strategic transactions. Additional activities, such as future clinical trials, continue to be subject to adequate resources and funding activities. We believe we have the ability to reduce or eliminate planned expenditures to extend our operating runway until we obtain sufficient financing. Factors that will affect our anticipated cash needs for the next twelve months include, but are not limited to, expansion of our clinical trial program, the timing of patient enrollment in our clinical trials, the actual costs incurred to support each clinical trial, the number of treatments each patient will receive, the timing of activity with our clinical trial research collaborations, the number, timing and costs of manufacturing runs required to conclude the validation process and supply product to our clinical trial program, and the level of collaborative activity undertaken. There can be no assurance that we will be able to raise additional funds through the sale of our common shares or other capital resources. Failure to raise additional capital would have a material adverse impact on our business, results of operations, and financial condition.

Note 2: Basis of Presentation

Statement of compliance
These condensed interim consolidated financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS") and in compliance with International Accounting Standard ("IAS") 34 Interim Financial Reporting as issued by the International Accounting Standards Board ("IASB").
Our condensed interim consolidated financial statements for the three and six months ended June 30, 2024, were authorized for issue in accordance with a resolution of the Board of Directors on August 1, 2024.
Basis of presentation
These condensed interim consolidated financial statements have been prepared on the historical cost basis, except for certain assets and liabilities which are measured at fair value as explained in the notes to these financial statements.
The notes presented in these condensed interim consolidated financial statements include only significant events and transactions occurring since our last fiscal year end and are not fully inclusive of all matters required to be disclosed in our annual audited consolidated financial statements. Accordingly, these condensed interim consolidated financial statements should be read in conjunction with our most recent annual audited consolidated financial statements for the year ended December 31, 2023.

ONCOLYTICS BIOTECH INC.
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
For the three and six months ended June 30, 2024
(in thousands of Canadian dollars, except share amounts and where indicated)

Our condensed interim consolidated financial statements include our financial statements and the financial statements of our subsidiaries, Oncolytics Biotech (Barbados) Inc. and Oncolytics Biotech (U.S.) Inc, and are presented in Canadian dollars, our functional currency.
Use of estimates
The preparation of our condensed interim consolidated financial statements in conformity with IFRS requires us to make judgments, estimates, and assumptions that affect the application of accounting policies, the reported amounts, and disclosures in our condensed interim consolidated financial statements and accompanying notes. Management makes estimates based on our best knowledge of current events and actions that the Company may undertake in the future. We consider the potential impact of certain external factors outside of our control, including global political conflicts, supply chain disruptions, pandemics, inflation, rising interest rates, and liquidity, when making certain estimates and judgments relating to the preparation of these condensed interim consolidated financial statements. Estimates and underlying assumptions are reviewed on an ongoing basis. Actual results could differ from these estimates, and such differences could be material.

Note 3: Material Accounting Policies
The accounting policies applied in these condensed interim consolidated financial statements are the same as those applied in our audited consolidated financial statements for the year ended December 31, 2023.
Adoption of new accounting standards
IAS 1 Classification of Liabilities as Current or Non-Current
In October 2022, the IASB issued amendments to clarify how conditions with which an entity must comply within 12 months after the reporting period affect the classification of a liability. This is in addition to the amendment from January 2020 where the IASB issued amendments to IAS 1 Presentation of Financial Statements, to provide a more general approach to the presentation of liabilities as current or non-current based on contractual arrangements in place at the reporting date. These amendments specify that the rights and conditions existing at the end of the reporting period are relevant in determining whether the Company has a right to defer settlement of a liability by at least 12 months, provided that management's expectations are not a relevant consideration as to whether the Company will exercise its rights to defer settlement of a liability and clarify when a liability is considered settled. The amendments became effective on January 1, 2024. Adopting the amendments did not have a material impact on our condensed interim consolidated financial statements.
Accounting standards and interpretations issued but not yet effective
IFRS 18 Presentation and Disclosure in Financial Statements
In April 2024, the IASB issued IFRS 18 Presentation and Disclosure in Financial Statements which replaces IAS 1 Presentation of Financial Statements. IFRS 18 introduces new requirements on presentation within the statement of profit or loss, including specified totals and subtotals. It also requires disclosure of management-defined performance measures and includes new requirements for aggregation and disaggregation of financial information based on the identified roles of the primary financial statements and the notes. Narrow scope amendments have been made to IAS 7 Statement of Cash Flows and some requirements previously included within IAS 1 have been moved to IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors, which has also been renamed IAS 8 Basis of Preparation of Financial Statements. IAS 34 Interim Financial Reporting has also been amended to require disclosure of management-defined performance measures. IFRS 18 and the amendments to the other standards are effective for annual periods beginning on or after January 1, 2027, with early application permitted. IFRS 18 applies retrospectively to both annual and interim financial statements. We are assessing the impact of adopting this standard on our consolidated financial statements.
Note 4: Balance Sheet Details
Cash equivalents
Cash equivalents consist of interest-bearing deposits with our bank totaling $22,295 as at June 30, 2024 (December 31, 2023 – $31,534).

ONCOLYTICS BIOTECH INC.
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
For the three and six months ended June 30, 2024
(in thousands of Canadian dollars, except share amounts and where indicated)

Other receivables and liabilities
In 2023, we were selected by the Pancreatic Cancer Action Network (PanCAN) as the recipient of its Therapeutic Accelerator Award to conduct a clinical trial with pelareorep in combination with modified FOLFIRINOX chemotherapy with or without an immune checkpoint inhibitor in pancreatic cancer patients. Under the terms of the award agreement, we are entitled to receive up to US$5 million in funding for eligible research expenses, and we must comply with the conditions set out with the award agreement, including providing periodic performance progress reports. As at June 30, 2024, we recorded US$1,125 ($1,540) (December 31, 2023 – US$225 ($298)) in other receivables related to grant funds due from PanCAN per the award agreement and US$922 ($1,259) in other liabilities representing funding to be applied against future eligible research expenses.
Accounts payable and accrued liabilities

	June 30, 2024	December 31, 2023
Trade payables	$886	$1,082
Accrued liabilities	3,767	2,490
	$4,653	$3,572

Note 5: Leases
We have office space leases with initial lease terms generally between 3 to 6 years. We currently do not have leases with residual value guarantees or leases not yet commenced to which we are committed. We have variable lease payments related to office space lease operating costs that are not material. Lease liabilities have been measured by discounting future lease payments using our incremental borrowing rate, as rates implicit in the leases were not readily determinable. The weighted average rate applied was 15%.
During the six months ended June 30, 2024, we recorded an increase of $785 to the lease liability and $794 to the right-of-use asset relating to one of our subsidiaries' office leases.
Our total undiscounted lease liabilities as at June 30, 2024, were as follows:

June 30, 2024
Less than one year	$378
One to five years	1,151
More than five years	—
Total undiscounted lease liabilities	$1,529

ONCOLYTICS BIOTECH INC.
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
For the three and six months ended June 30, 2024
(in thousands of Canadian dollars, except share amounts and where indicated)

Note 6: Warrant Derivative
Our common share purchase warrants ("warrants") with a U.S. dollar exercise price, which differs from our functional currency, are treated as a derivative measured at fair value, and revalued each period end at fair value through profit and loss. There is no cash flow impact as a result of the accounting treatment for changes in the fair value of the warrant derivative or when warrants expire unexercised.
Changes in the value of our warrant derivative were as follows:

	Number of Warrants Outstanding	Fair Value of Warrant Derivative
As at December 31, 2022	64,035	$79
Issued pursuant to public offering	7,667,050	7,360
Discount on warrants issued	—	(1,822)
Amortization of discount on warrants issued	—	146
Change in fair value	—	(5,431)
Foreign exchange impact	—	(132)
As at December 31, 2023	7,731,085	$200
Amortization of discount on warrants issued	—	182
Change in fair value	—	(1,286)
Foreign exchange impact	—	56
As at June 30, 2024	7,731,085	$(848)
The following table summarizes our outstanding warrant derivative as at June 30, 2024:

Exercise price	Issuance date	Expiry date	Number of Warrants Outstanding
US$0.90	August 16, 2019	August 16, 2024	64,035
US$2.81	August 8, 2023	August 8, 2028	6,667,000
US$2.81	September 7, 2023	August 8, 2028	1,000,050
			7,731,085
On August 8, 2023, pursuant to an underwritten public offering, we issued 6,667,000 units for gross proceeds of $20,185 (US$15,001) at a price of US$2.25 per unit. On September 7, 2023, pursuant to the over-allotment option exercised by the underwriter, we issued an additional 1,000,050 units for gross proceeds of $3,077 (US$2,250) at a price of US$2.25 per unit. Each unit consisted of one common share and one common share purchase warrant ("warrant"), which were immediately separable and issued separately in this offering. Each warrant entitles the holder to purchase one common share at an exercise price of US$2.81 up to 60 months from the date of issuance. Proceeds were allocated amongst common shares and warrants by applying a relative fair value approach, which resulted in $17,724 recorded in share capital and an initial warrant derivative liability of $7,360. The difference between the fair value of the warrants and their allocated proceeds was a discount of $1,822, which is amortized on a straight-line basis over the five-year expected life of the warrants and recorded under change in fair value of warrant derivative on our consolidated statement of loss and comprehensive loss.
At June 30, 2024, as the unamortized discount balance was greater than the fair value of the warrant derivative liability, the net balance was presented as an asset on our condensed interim consolidated statement of financial position.
We use the Black-Scholes valuation model to estimate fair value. The expected volatility is based on the Company's common share historical volatility less an estimated market participant risk adjustment. The risk-free interest rate is based on the Government of Canada benchmark bond yield rates with an approximate equivalent remaining term in effect at the time of valuation, and the expected life represents the estimated length of time the warrants are expected to remain outstanding.

ONCOLYTICS BIOTECH INC.
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
For the three and six months ended June 30, 2024
(in thousands of Canadian dollars, except share amounts and where indicated)

The estimated fair value of the warrant derivative with an exercise price of US$2.81 was determined using the following assumptions:

	June 30, 2024	December 31, 2023
Underlying share price	US$0.99	US$1.35
Risk-free interest rate	3.5%	3.2%
Expected life	4.1 years	4.6 years
Expected volatility	36.5%	36.5%
Expected dividend yield	Nil	Nil
Fair value per warrant	US$0.06	US$0.18

Note 7: Share Capital
Authorized
Unlimited number of no par value common shares

	Shares
	Number	Amount
As at December 31, 2022	61,327,914	$404,040
Issued pursuant to stock option plan	450,391	1,271
Issued pursuant to "At the Market" (ATM) equity distribution agreement(a)	4,978,605	10,676
Issued pursuant to public offering(b)	7,667,050	17,724
Share issue costs	—	(2,805)
As at December 31, 2023	74,423,960	$430,906
Issued pursuant to incentive share award plan	1,140	3
Issued pursuant to "At the Market" (ATM) equity distribution agreement(a)	2,432,099	3,840
Share issue costs	—	(202)
As at June 30, 2024	76,857,199	$434,547
(a)On June 17, 2022, we entered into an ATM equity distribution agreement with Canaccord Genuity Inc. The ATM allows us to issue common shares, at prevailing market prices, with an aggregate offering value of up to US$65,000 over a 25-month period through the facilities of the Nasdaq Capital Market in the United States. During the six months ended June 30, 2024, we sold 2,432,099 (June 30, 2023 - 4,205,240) common shares for gross proceeds of $3,840 (US$2,835) (June 30, 2023 - $9,128 (US$6,764)) at an average price of $1.58 (US$1.17) (June 30, 2023 - $2.17 (US$1.61)). We received proceeds of $3,725 (US$2,750) (June 30, 2023 - $8,854 (US$6,561)) after commissions of $115 (US$85) (June 30, 2023 - $274 (US$203)). In total, we incurred share issue costs (including commissions) of $202 (June 30, 2023 - $307).
(b)On August 8, 2023, pursuant to an underwritten public offering, we issued 6,667,000 units for gross proceeds of $20,185 (US$15,001) at a price of US$2.25 per unit. On September 7, 2023, pursuant to the over-allotment option exercised by the underwriter, we issued an additional 1,000,050 units for gross proceeds of $3,077 (US$2,250) at a price of US$2.25 per unit. Each unit consisted of one common share and one warrant, which were immediately separable and issued separately in this offering. These warrants were classified as a financial liability (see note 6). Proceeds were allocated amongst common shares and warrants by applying a relative fair value approach, which resulted in $17,724 recorded in share capital and an initial warrant derivative liability of $7,360. In consideration of the services rendered by the underwriter, we issued 536,693 compensation warrants (see note 8). In total, we incurred transaction costs of $3,130 (including a fair value of $638 (US$473) for the compensation warrants), of which $2,390 were allocated to share issue costs and $740 were allocated to operating expenses, based on the relative fair values of the common share and warrant of each unit.

ONCOLYTICS BIOTECH INC.
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
For the three and six months ended June 30, 2024
(in thousands of Canadian dollars, except share amounts and where indicated)

Note 8: Share-Based Compensation
Stock options and share awards
(a)Our amended and restated Stock Option Plan and Share Award Plan (collectively, the "Equity Incentive Plans") were approved by our shareholders at the annual general meeting of shareholders on May 9, 2023. Pursuant to our Equity Incentive Plans, we may grant stock options, restricted share awards, and performance share awards. The number of common shares reserved for issuance under our Equity Incentive Plans in aggregate shall not exceed 14% of the total number of issued and outstanding common shares from time to time. As at June 30, 2024, we reserved 10,760,008 common shares for issuance relating to our Equity Incentive Plans. Our share-based compensation expense was $506 and $1,082 for the three and six months ended June 30, 2024, respectively (June 30, 2023 - $242 and $559, respectively).
(b)Our stock option activity for the six months ended June 30 was as follows:

	2024		2023
	Stock Options	Weighted Average Exercise Price $	Stock Options	Weighted Average Exercise Price $
Outstanding, beginning of the period	7,063,333	2.72	5,963,185	2.91
Granted	310,000	1.57	—	—
Forfeited	(95,535)	2.25	(44,950)	3.01
Expired	(65,263)	5.93	(5,263)	27.46
Exercised	—	—	(168,643)	2.04
Outstanding, end of the period	7,212,535	2.65	5,744,329	2.91
Exercisable, end of the period	5,255,889	2.83	4,677,826	2.98
The following table summarizes information about the stock options outstanding and exercisable at June 30, 2024:

Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life (years)	Weighted Average Exercise Price $	Number Exercisable	Weighted Average Exercise Price $
$1.14 - $2.00	2,291,233	3.5	1.72	1,132,629	1.62
$2.01 - $2.70	1,212,322	1.9	2.25	1,028,148	2.24
$2.71 - $3.11	978,033	3.6	2.78	364,165	2.80
$3.12 - $4.00	2,653,269	1.0	3.32	2,653,269	3.32
$4.01 - $16.53	77,678	0.6	11.96	77,678	11.96
	7,212,535	2.3	2.65	5,255,889	2.83

Option grants vest either immediately or annually over periods ranging from one to three years.

We use the Black-Scholes valuation model to estimate fair value. We use historical data to estimate the expected dividend yield and expected volatility of our stock in determining the fair value of the stock options. The risk-free interest rate is based on the Government of Canada benchmark bond yield rates in effect at the time of grant. The expected life of the options represents the estimated length of time the options are expected to remain outstanding.

ONCOLYTICS BIOTECH INC.
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
For the three and six months ended June 30, 2024
(in thousands of Canadian dollars, except share amounts and where indicated)

The estimated fair value of stock options granted during the six months ended June 30 were determined using the following weighted average assumptions:

	2024	2023
Risk-free interest rate	4.0%	n/a
Expected life	3.0 years	n/a
Expected volatility	64.8%	n/a
Expected dividend yield	Nil	n/a
Weighted average fair value of options	$0.72	n/a
(c)Our share award activity for the six months ended June 30 was as follows:

	2024	2023
Outstanding, beginning of the period	398,440	—
Released	(1,140)	—
Outstanding, end of the period	397,300	—
We have granted restricted share awards to officers of the Company. Restricted share award grants vest over a three-year period.
Compensation warrants
In consideration of the services rendered by the underwriter as part of a public offering in 2023 (see note 7(b)), we issued 536,693 compensation warrants. Each compensation warrant is exercisable into one common share at an exercise price of US$2.25 up to 60 months from the date of issuance. At issuance date, we used the Black-Scholes valuation model to estimate the fair value of the services rendered. As at June 30, 2024, there were 536,693 compensation warrants outstanding.

Note 9: Loss Per Common Share

Loss per common share is calculated by dividing net loss for the period and the weighted average number of common shares outstanding for the three and six months ended June 30, 2024, of 76,090,406 and 75,667,521, respectively (June 30, 2023 - 64,467,908 and 63,412,091, respectively). The effect of any potential exercise of our stock options and warrants outstanding during the period has been excluded from the calculation of diluted loss per common share, as it would be anti-dilutive.

Note 10: Commitments

We are committed to payments of approximately $11,300 for activities mainly related to our clinical trial and manufacturing programs, which are expected to occur over the next two years. Approximately half of the committed payments relate to a production service agreement with our primary toll manufacturer, which cannot be canceled without a significant penalty. We are able to cancel most of the remaining agreements with notice.

Note 11: Capital Disclosures

Our objective when managing capital is to maintain a strong statement of financial position. We achieve our objective by obtaining adequate cash resources to support planned activities, including our clinical trial program, product manufacturing, administrative costs, and intellectual property expansion and protection. We include shareholders' equity and cash and cash equivalents in the definition of capital.

ONCOLYTICS BIOTECH INC.
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
For the three and six months ended June 30, 2024
(in thousands of Canadian dollars, except share amounts and where indicated)

	June 30, 2024	December 31, 2023
Cash and cash equivalents	$24,850	$34,912
Shareholders' equity	$18,311	$27,563

We have no debt other than accounts payable and accrued liabilities and lease liabilities. We also have commitments and potential contingent obligations relating to completing our research and development of pelareorep.
In managing our capital, we estimate our future cash requirements by preparing a budget and a multi-year plan annually for review and approval by our Board. The budget establishes the approved activities for the upcoming year and estimates the associated costs. The multi-year plan estimates future activity along with the potential cash requirements and is based on our assessment of our current clinical trial progress along with the expected results from the coming year’s activity. Budget to actual variances are prepared and reviewed by management and are presented quarterly to the Board.
Historically, funding for our plan is primarily managed through the issuance of additional common shares and common share purchase warrants that are converted to common shares upon exercise. Management regularly monitors the capital markets attempting to balance the timing of issuing additional equity with our progress through our clinical trial program, general market conditions, and the availability of capital. There are no assurances that funds will be made available to us when required.
On June 16, 2022, we renewed our short form base shelf prospectus (the "Base Shelf") that qualifies for distribution of up to $150,000 of common shares, subscription receipts, warrants, or units (the "Securities") in either Canada, the U.S. or both. The Base Shelf is effective until July 16, 2024 (see note 16 for details on the subsequent Base Shelf renewal). Under the Base Shelf, we may sell Securities to or through underwriters, dealers, placement agents, or other intermediaries. We may also sell Securities directly to purchasers or through agents, subject to obtaining any applicable exemption from registration requirements. The distribution of Securities may be performed from time to time in one or more transactions at a fixed price or prices, which may be subject to change, at market prices prevailing at the time of sale, or at prices related to such prevailing market prices to be negotiated with purchasers and as set forth in an accompanying Prospectus Supplement.

Renewing our Base Shelf provides additional flexibility when managing our cash resources as, under certain circumstances, it shortens the time required to close a financing and is expected to increase the number of potential investors that may be prepared to invest in the Company. Funds received from using our Base Shelf would be used in line with our Board-approved budget and multi-year plan.
Our Base Shelf allowed us to enter our ATM equity distribution agreement and 2023 public offering (see note 7). We used these equity arrangements to assist us in achieving our capital objective. These arrangements provided us with the opportunity to raise capital and better manage our cash resources.
We are not subject to externally imposed capital requirements, and there have been no changes in how we define or manage our capital in 2024.

Note 12: Financial Instruments

Fair value of financial instruments

Our financial instruments consist of cash and cash equivalents, other receivables, accounts payable and accrued liabilities, other liabilities, and warrant derivative. As at June 30, 2024, and December 31, 2023, the carrying amount of our cash and cash equivalents, other receivables, accounts payable and accrued liabilities, and other liabilities approximated their fair value due to their short-term maturity. The warrant derivative is a recurring Level 2 fair value measurement as these warrants have not been listed on an exchange and, therefore, do not trade on an active market. As at June 30, 2024, the fair value of our warrant derivative was presented as an asset of $848 (December 31, 2023 - liability of $200) (see note 6).

ONCOLYTICS BIOTECH INC.
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
For the three and six months ended June 30, 2024
(in thousands of Canadian dollars, except share amounts and where indicated)

Financial risk management
Credit risk
Credit risk is the risk of a financial loss if a counterparty to a financial instrument fails to meet its contractual obligations. As at June 30, 2024, we were exposed to credit risk on our cash and cash equivalents and other receivables from PanCAN in connection with the Therapeutic Accelerator Award (see note 4) in the event of non-performance by counterparties, but we do not anticipate such non-performance. Our maximum exposure to credit risk at the end of the period is the carrying value of our cash and cash equivalents and other receivables from PanCAN.
We mitigate our exposure to credit risk connected to our cash and cash equivalents by maintaining our primary operating and investment bank accounts with Schedule I banks in Canada. For our foreign-domiciled bank accounts, we use referrals or recommendations from our Canadian banks to open foreign bank accounts. Our foreign-domiciled bank accounts are used solely for the purpose of settling accounts payable and accrued liabilities or payroll.
Interest rate risk
Interest rate risk is the risk that a financial instrument's fair value or future cash flows will fluctuate because of changes in market interest rates. We hold our cash and cash equivalents in bank accounts or high-interest investment accounts with variable interest rates. We mitigate interest rate risk through our investment policy that only allows the investment of excess cash resources in investment-grade vehicles while matching maturities with our operational requirements.
Fluctuations in market interest rates do not significantly impact our results of operations due to the short-term maturity of the investments held.
Foreign exchange risk
Foreign exchange risk arises from changes in foreign exchange rates that may affect the fair value or future cash flows of our financial assets or liabilities. For the six months ended June 30, 2024, we were primarily exposed to the risk of changes in the Canadian dollar relative to the U.S. dollar, as a portion of our financial assets and liabilities were denominated in such currency. The impact of a $0.01 increase in the value of the U.S. dollar against the Canadian dollar would have decreased our total comprehensive loss in 2024 by approximately $179 (June 30, 2023 - $158).
We mitigate our foreign exchange risk by maintaining sufficient foreign currencies by purchasing foreign currencies or receiving foreign currencies from financing activities to settle our foreign accounts payable.
Significant balances denominated in U.S. dollars were as follows:

	June 30, 2024	December 31, 2023
Cash and cash equivalents	$16,906	$24,294
Other receivables	1,125	—
Accounts payable and accrued liabilities	(1,033)	(1,476)
Other liabilities	(922)	(251)
	$16,076	$22,567
Liquidity risk
Liquidity risk is the risk that we will encounter difficulty meeting obligations associated with financial liabilities. We manage liquidity risk by managing our capital structure as outlined in note 11. Accounts payable and accrued liabilities are all due within the current operating period.

ONCOLYTICS BIOTECH INC.
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
For the three and six months ended June 30, 2024
(in thousands of Canadian dollars, except share amounts and where indicated)

Note 13: Additional Cash Flow Disclosures

Net Change In Non-Cash Working Capital

	Six Months Ended June 30,
	2024	2023
Change in:
Other receivables	$(1,556)	$(38)
Prepaid expenses	(118)	(2,289)
Accounts payable and accrued liabilities	1,081	(1,285)
Other liabilities	927	—
Non-cash impact of foreign exchange	(152)	176
Change in non-cash working capital related to operating activities	$182	$(3,436)

Other Cash Flow Disclosures

	Six Months Ended June 30,
	2024	2023
Cash interest received	$843	$511
Cash taxes paid	$147	$86

Note 14: Components of Expenses

	Three Months Ended June 30,		Six Months Ended June 30,
	2024	2023	2024	2023
Research and development expenses
Clinical trial expenses	$2,164	$1,022	$2,966	$1,931
Manufacturing and related process development expenses	662	1,005	3,840	1,877
Intellectual property expenses	72	100	198	243
Personnel-related expenses	1,288	1,374	2,559	2,754
Share-based compensation expense	310	142	650	336
Other expenses	62	58	88	99
	$4,558	$3,701	$10,301	$7,240
General and administrative expenses
Public company-related expenses	$2,275	$2,487	$4,119	$4,688
Office expenses	793	776	1,573	1,550
Share-based compensation expense	196	100	432	223
Depreciation - property and equipment	28	21	56	42
Depreciation - right-of-use assets	70	75	165	151
	$3,362	$3,459	$6,345	$6,654
Our research and development personnel-related expenses included employee compensation and benefits of $1,253 and $2,524 for the three and six months ended June 30, 2024, respectively (June 30, 2023 - $1,374 and $2,754, respectively).
Our general and administrative office expenses included employee compensation and benefits of $577 and $1,121 for the three and six months ended June 30, 2024, respectively (June 30, 2023 - $661 and $1,327, respectively).

ONCOLYTICS BIOTECH INC.
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
For the three and six months ended June 30, 2024
(in thousands of Canadian dollars, except share amounts and where indicated)

Note 15: Related Party Transactions

Compensation of Key Management Personnel
Key management personnel are those persons having authority and responsibility for planning, directing and controlling our activities as a whole. We have determined that key management personnel comprise the Board of Directors, Executive Officers, President, and Vice Presidents.

	Three Months Ended June 30,		Six Months Ended June 30,
	2024	2023	2024	2023
Compensation and short-term benefits	$985	$1,026	$1,913	$2,026
Share-based compensation expense	436	171	934	400
	$1,421	$1,197	$2,847	$2,426

Note 16: Subsequent Events
On July 19, 2024, we renewed our Base Shelf that qualifies for distribution of up to $150,000 of common shares, subscription receipts, warrants, or units in either Canada, the U.S. or both. The Base Shelf will be effective until August 19, 2026.